                            FORM 6-K

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549



                Report of Foreign Private Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                For the month of September, 2001


                      STELMAR SHIPPING LTD.
         (Translation of registrant's name into English)

                          Status Center
                         2A Areos Street
                      Vouliagmeni, GR 16671
                         Athens, Greece

            (Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

           Form 20-F     X       Form 40-F

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes             No     X

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

         Set forth herein is a copy of the quarterly report of Stelmar Shipping Ltd. (the "Company") for the period ended
June 30, 2001 containing a Management's Discussion and Analysis of Financial Condition and Results of Operation and unaudited financial information.

            STELMAR SHIPPING LIMITED AND SUBSIDIARIES
                          JUNE 30, 2001
                  PART I  FINANCIAL INFORMATION


ITEM 2   MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
         CONDITION AND RESULTS OF OPERATION


General

    The Company is a leading provider of international transportation services of refined petroleum products and crude oil to major oil companies, major oil traders, and government agencies. The Company's existing fleet consists of 22 vessels and finally from another 4 new buildings under construction in South Korea scheduled to be delivered during the first half of 2002. The total cargo carrying capacity of the enhanced fleet would be approximately 1.5 million tones.

    The net proceeds of the initial public offering (including the over-allotment), approximately $89 million, was primarily used to fund the equity portion of the acquisition of the 10 handymax tankers from Osprey Maritime and the acquisition of a new-building handymax tanker. The total cost of the acquisitions was $248 million.

    During the three months period ended June 30, 2001, approximately 69% of the Company's net revenue was derived from time charter contracts as opposed to 75% during the same period last year. During the first half of the year, approximately 78% of the Company's net revenue was derived through time charter contracts as opposed to 75% for the same period last year. Time charter is a method of employment whereby vessels are chartered to customers for a fixed period and at a fixed rate. The Company predominantly trades its vessels under this method of employment. The balance of the revenue for the first quarters and for the first six months of 2001 and 2000 were derived under spot voyages. The dependence on time charters contributes to the low volatility of the Company's revenue, cash flow from operations and net income.

    The Company's existing fleet will continue to be predominantly employed under time charters for the remaining of the year. Close to the end of the third quarter of this year two of the Company's vessels' (an aframax and a handymax) time charters will end, while at the end of the fourth quarter of this year another three vessels' (an aframax and two handymaxes) time charters will also end. The bulk of the acquired fleet from Osprey Maritime will predominantly trade under spot voyages for the rest of the year until management identifies suitable time charter employment opportunities for the majority of this fleet. The new-building handymax tanker together with the first two of the four new buildings panamax tankers have already been committed to two-year time charters immediately after delivery from the yard. The management intends to also commit the remaining two new buildings to time charters before the end of the year.

    The tanker industry has been historically cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply and demand of vessel capacity. During the second quarter of 2001 tanker charter rates declined from the peaks seen during the previous quarter mainly as a result of the OPEC production cut of 1.5 million bpd announced in January and March 2001 and less imports in the U.S.A. The charter rates achieved during the second quarter of 2001, despite the fall from the unprecedented rates experienced in the previous quarter, were significantly better than those of the second quarter of the previous year.

    The only segment of the tanker sector whose rates remained firm for the most part of the first quarter of 2001 was the product tanker sector, which the Company predominantly operates in. The main driver for product tanker demand was the replenishment of depleted petroleum products inventory in major consuming nations such as USA and Europe.

QUARTER ENDED JUNE 30 2001 VERSUS QUARTER ENDED JUNE 30 2000

Results of Operations

    The Company incurred a net income of $7.7 million, or 65 cents per share, in the quarter ended June 30, 2001, compared to a net income of $2.8 million, or 74 cents per share, in the quarter ended June 30, 2000. The results for the current quarter reflect a significant improvement in tanker charter rates, and the expansion of the fleet.

    Net Revenue. The Company's net revenues, on a time charter basis, increased 48% to $21.9 million in the current quarter, compared to $14.9 million for the same quarter last year. This is mainly due to the increase of almost 21% in the Company's average TCE rate in the current quarter to $17,532 from $14,524 in the same quarter last year, together with the increase in the net operating days by almost 22%, due to the fleet expansion.

    In particular, the average TCE rate of the Company's handymax fleet in the current quarter increased 41% to $17,722 from $12,551 in the same quarter last year. The handymax fleet lost 57 days during the current quarter, as opposed to 34 days in the same quarter last year. The handymax fleet accounted for 61% of the Company's net revenue during the current quarter as opposed to 35% during the same quarter last year. The net revenue generated under time charters accounted for 50% of the handymax fleet net revenue during the current quarter as opposed to 67% in the same quarter last year. At the end of June 30, 2001 seven of the Company's handymaxes were operating under time charters. The time charter of one vessel will expire close to the end of the third quarter of this year.

    In particular, the average TCE rate of the Company's panamax fleet in the current quarter increased 47% to $16,750 from $11,367 in the same quarter last year. The panamax fleet lost 33 days due to a scheduled dry dock of M/T Cleliamar commencing April 8th, as opposed to 3 days lost in the same quarter last year. The panamax fleet accounted for 11% of the Company's net revenue during the current quarter as opposed to 14% during the same quarter last year. The panamax fleet entire net revenue was generated from time charters during the second quarters of 2001 and 2000. At the end of June 30, 2001 the Company's panamax fleet was operating under time charters. These time charters will end at December 31, 2002.

    In particular, the average TCE rate of the Company's aframax fleet in the current quarter decreased 1% to $17,442 from $17,584 in the same quarter last year. The aframax fleet lost 3 days during the current quarter, as opposed to no lost days in the same quarter last year. The aframax fleet accounted for 28% of the Company's net revenue during the current quarter as opposed to 51% during the same quarter last year. The aframax fleet entire net revenue generated under time charters during the current quarter as opposed to 80% in the same quarter last year. At the end of June 30,2001 the Company's aframax fleet was operating under time charters. The time charters of two vessels will expire close to the end of the third and fourth quarters of this year.

    Vessels Operating Expenses. The Company's vessel operating expenses, which mainly include crewing, repairs and maintenance, spare parts, insurance, stores and lubricants, in the current quarter increased 54% to $5.7 million from 3.7 million in the same quarter last year mainly due to the expansion of the fleet together with higher repairs and maintenance costs. The operating expenses per ship per day increased 22% to $4,102 during the current quarter from $3,354 during the same quarter last year.

    Depreciation. The Company's depreciation expense increased 13% to $4.4 million in the current quarter compared to $3.9 million from the same quarter last year. The increase was the result of the fleet expansion during the current quarter.

    Amortization of Deferred and Dry Docking Costs.  The
Company's amortization of deferred and dry-docking expense increased 39% to $0.25 million in the current quarter as compared to $0.18 million in the same quarter last year. The increase was the result of additional amortization expenses arising from two vessels dry-docked in the second half of last year.

    General and Administrative Expenses. The Company's general and administrative expenses increased 21% to $0.9 million for the current quarter compared to $0.7 million in the same quarter last year. The overhead burden per ship per day decreased 1% to $642 during the current quarter from $649 during the same quarter last year.

    Interest Expense, net. The Company's interest expense decreased 16% to $3.1 million in the current quarter compared to $3.7 million from the same quarter last year. Despite the increase in the average loan balances outstanding, due to the fleet expansion, the relaxation of the interest rates by the Fed during the last year has contributed to the decrease in the Interest expense.

SIX MONTHS ENDED JUNE 30 2001 VERSUS SIX MONTHS ENDED
JUNE 30 2000

Results of Operations

    The Company incurred a net income of $11.6 million, or $1.33 cents per share, in the six months period ended June 30, 2001, compared to a net income of $4.4 million, or $1.19 cents per share, for the same period last year. The results for the current six months period reflect a significant improvement in tanker charter rates, and the expansion of the fleet.

    Net Revenue. The Company's net revenues, on a time charter basis, increased 31% to $37.2 million during the first half of 2001, compared to $28.4 million for the same period last year. This is mainly due to the increase of almost 22% in the Company's average TCE rate during the first half of 2001 to $16,885 from $13,836 during the same period last year, together with the increase in the net operating days by almost 6%, due to the fleet expansion.

    In particular, the average TCE rate of the Company's handymax fleet during the first half of the year increased 36% to $16,613 from $12,200 during the same period last year. The handymax fleet lost 74 days during the first half of 2001, as opposed to 42 days during the same period last year. The handymax fleet accounted for 52% of the Company's net revenue during the six months period of 2001 as opposed to 36% during the same period last year. The net revenue generated under time charters accounted for 60% of the handymax fleet net revenue during first half of 2001 as opposed to 62% in the same period last year.

    In particular, the average TCE rate of the Company's panamax fleet during the first half of 2001 increased 67% to $16,750 from $10,043 during the same period last year. The panamax fleet lost 33 days, as opposed to 9 days lost during the same period last year. The panamax fleet accounted for 15% of the Company's net revenue during the first six months of 2001 as opposed to 12% during the same period last year. The panamax fleet net revenue generated from time charters during the first six months of 2001 and 2000.

    In particular, the average TCE rate of the Company's aframax fleet during the first half of 2001 increased 3% to $17,408 from $16,874 during the same period last year. The aframax fleet lost 6 days during the first half of 2001, as opposed to no lost days during the same period last year. The aframax fleet accounted for 33% of the Company's net revenue during the first six months of 2001 as opposed to 52% during the same period last year. The aframax fleet net revenue generated under time charters during the first six months of 2001 as opposed to 84% in the same period last year. At the end of June 30,2001 the Company's aframax fleet was operating under time charters.

    Vessels Operating Expenses. The Company's vessel operating expenses, which mainly include crewing, repairs and maintenance, spare parts, insurance, stores and lubricants, in the first six months of 2001 increased 28% to $9.2 million from 7.2 million during the same period last year mainly due to the expansion of the fleet together with higher repairs and maintenance costs. The operating expenses per ship per day increased 18% to $3,878 during the first half of 2001 from $3,298 during the same period last year.

    Depreciation. The Company's depreciation expense increased 3% to $7.9 million during the first half of 2001 compared to $7.7 million for the same period last year. The modest increase in the depreciation charges, despite the expansion of the fleet, was due to the fact that most of the acquired fleet assumed operations close to the end of the six months period of 2001.

    Amortization of Deferred and Dry Docking Costs. The Company's amortization of deferred and dry-docking expense increased 32% to $0.5 million during the first six months of 2001, compared to $0.4 million for the same period last year. The increase was the result of additional amortization expenses arising from the two vessels dry-docked in the second half of last year and another two vessels during the first half of 2001.

    General and Administrative Expenses. The Company's general and administrative expenses increased 26% to $1.6 million for the first six months of 2001, compared to $1.2 million during the same period last year. The overhead burden per ship per day increased 19% to $674 during the first six months of 2001 from $568 during the same period last year. The increase was the result of the additional salaries and related costs for ashore staff recruited to cope the fleet expansion.

    Interest Expense, net. The Company's interest expense decreased 15% to $6.3 million during the first six months of 2001, compared to $7.5 million from the same period last year. Despite the increase in the average loan balances outstanding, due to the fleet expansion, the relaxation of the interest rates by the Fed during the last year has contributed to the decrease in the Interest expense.

LIQUIDITY AND CAPITAL RESOURCES

    As of June 30, 2001, the Company's cash position slightly increased to $27.4 million, up from $26.5 million as of December 31, 2000.

    Net cash flow from operating activities increased to $18.0 million in the six months ended June 30, 2001 from $11.2 million in the same period one year ago, mainly reflecting the increase in TCE rates and the expansion of the fleet.

    The Company during the six months ended June 30, 2001 incurred capital expenditure for vessels of $275.7 million. This capital expenditure included $25.8 million representing 20% advance of four newbuilding panamax tankers, scheduled for delivery in the first half of 2002, $248.3 million paid for the acquired fleet and $1.6 million paid for scheduled dry docks.

    The Company's scheduled debt repayments were $8.7 million compared to $8.6 million in the same period last year. The Company during the six months ended June 30, 2001 increased its borrowings by $180.1 million representing $165 million to finance the delivery of the acquired fleet and $15.1 pre-delivery loans used to partially finance the 20% advance installment paid to the yard.

    The Company has already arranged with various banks for pre-delivery loans amounting to $30.3 million to partially finance the pre-delivery installments of the newbuilding panamax tankers of $51.5 million. In addition, the Company has also secured post-delivery financing of $90.1 to fund the delivery of the newbuilding panamax tankers. These loans have a maturity period of ten years and in any event no later than March 31, 2013.

    The Company's next ten years debt repayment obligations excluding the commitments arising from the delivery of the newbuilding panamax tankers would be:

    $18.4 million       2006      $24.3 million
    $36.7 million       2007      $24.3 million
    $61.3 million       2008      $78.0 million
    $33.1 million       2009      $ 7.7 million
    $50.9 million    2010-2012    $37.5 million

    As part of its growth strategy, the Company will continue to consider strategic opportunities, including the acquisition of additional vessels and further penetration into the product tanker market. The Company may choose to pursue such opportunities through internal growth, or acquisitions of fleets from other companies. The Company intends to finance any future acquisitions through various sources of capital, including internally generated cash flow, additional debt borrowings and the issuance of additional shares of common stock.

    FORWARD LOOKING STATEMENTS

    This Report on form 6-K for the quarterly period ended
June 30, 2001 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's operations, performance and financial condition, including, in particular, statements regarding: TCE rates in the near term; tanker supply and demand; supply and demand for oil; expectations as to funding the Company's future capital requirements; future capital expenditures; the Company's growth strategy and measures to implement such strategy; environmental changes in regulation; cost savings and other benefits or changes that may be realized in connection with the acquisition of Osprey fleet. Words such as expects intends plans believes anticipates estimates and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward looking statements. Factors that could cause actual results to differ materially include, but are not limited to: changes in production of or demand for oil and petroleum products, either generally or in particular regions; the cyclical nature of the tanker industry and its dependence of oil markets; the supply of tankers available to meet the demand for transportation of petroleum products; greater than anticipated levels of tanker newbuilding orders or less than anticipated rates of tanker scrapping;

changes in trading patterns significantly impacting overall tanker tonnage requirements; competitive factors in the market in which the Company operates; risks associated with operations outside the United States. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

             STELMAR SHIPPING LTD. AND SUBSIDIARIES
                   CONSOLIDATED BALANCE SHEETS
               DECEMBER 31, 2000 AND JUNE 30, 2001
            (Expressed in thousands of U.S. Dollars)

ASSETS                                   2000         2001
------                                 ---------   -----------
                                                   (unaudited)

CURRENT ASSETS:
     Cash and cash equivalents         $ 26,464        27,370
                                      ---------       -------
     Accounts receivable-
         Trade                            4,323         9,060
         Other                              483           500
                                      ---------       -------
                                          4,806         9,560
                                      ---------       -------

         Inventories                        415         1,421
         Prepayments and other              341           603
                                      ---------       -------
           Total current assets          32,026        38,954
                                      ---------       -------

FIXED ASSETS
     Advances for vessel
     acquisition / under
     construction (Note 3)                   84        25,871
                                      ---------       -------

     Vessels (Notes 2 and 4)            321,306       569,579
     Accumulated depreciation
       (Notes 2)                        (56,610)      (64,349)
                                      ---------       -------
         Net Book Value                 264,696       505,230

     Property and equipment, net            712           763
                                      ---------       -------

         Total fixed assets             265,492       531,864
                                      ---------       -------

DEFERRED CHARGES, net                     1,697         3,926
                                      ---------       -------
         Total assets                 $ 299,215       574,744
                                      =========       =======

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
CURRENT LIABILITIES:
     Current portion of long-term
      debt (Note 4)                    $ 17,710        36,705
                                       --------      --------

     Accounts payable-
       Trade                              2,109         3,685
       Other                                 42           110
                                      ---------       -------
                                          2,151         3,795
                                      ---------       -------
     Accrued liabilities                  1,432         2,569
     Accrued bank interest                4,185         2,946
     Unearned revenue                     1,089         3,574
                                      ---------       -------

         Total current liabilities       26,567        49,589
                                      ---------       -------
LONG-TERM DEBT, net of current
  portion (Note 4)                      183,082       335,467
                                      ---------       -------

CONTINGENCIES (Note 7)

STOCKHOLDERS' EQUITY:
     Common stock (Note 5)                   76           237
     Additional paid-in
       capital (Note 5)                  55,064       158,333
     Ipo expenses                             -        (8,092)
     Accumulated other
       comprehensive (loss)                (227)         (227)
     Retained earnings                   34,653        39,437
                                      ---------       -------
         Total stockholders'
           equity                        89,566       189,688
                                      ---------       -------
         Total liabilities and
           stockholders' equity        $299,215       574,744
                                      =========       =======

The accompanying notes are an integral part of these consolidated balance sheets.

             STELMAR SHIPPING LTD. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF INCOME
  FOR THE THREE MONTH PERIODS ENDED JUNE 30, 2000 AND 2001 AND
     FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2000 AND 2001
(Expressed in thousands of U.S. Dollars - except per share data)

                                              For the
                                         Six Month Period
                                           Ended June 30
                                         2000          2001
                                       --------      --------
                                           (unaudited)
REVENUES:
Revenue from vessels                 $   33,094        40,845
     Commissions                           (954)         (943)
                                     ----------     ---------
       Revenue from vessels, net         32,140        39,902
                                     ----------     ---------

EXPENSES:
     Voyage expenses                      3,753         2,753
     Vessel operating expenses            7,163         9,186
     Depreciation                         7,731         7,881
     Amortization of deferred
       charges                              357           471
     General and administrative
       expenses                           1,233         1,557
                                     ----------     ---------

     Operating income                    11,903        18,054
                                     ----------     ---------
OTHER INCOME (EXPENSES):
     Interest and finance
       costs, net                        (7,461)       (6,334)
     Foreign currency losses                  3           (57)
     Other, net                               2            (9)
                                     ----------     ---------
     Total other income
       (expenses), net                   (7,456)       (6,400)
                                     ----------     ---------
     Income before income taxes           4,447        11,654

     Provision for income taxes               -            40
                                     ----------     ---------
Net Income                           $    4,447        11,614
                                     ==========     =========

Earnings per share, basic            $    1.186         1.334
                                     ==========     =========
Weighted average number
  of shares, basic                    3,750,205     8,705,306
                                     ==========     =========
Earnings per share,  diluted         $    1.186         1.327
                                     ==========     =========
Weighted average number of
  shares, diluted                     3,750,205     8,753,443
                                     ==========     =========

The accompanying notes are an integral part of these consolidated statements.

                                STELMAR SHIPPING LTD. AND SUBSIDIARIES

                            CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                               FOR THE YEAR ENDED DECEMBER 31, 2000 AND
                               THE SIX MONTH PERIOD ENDED JUNE 30, 2001
                               (Expressed in thousands of U.S. Dollars)

                                                                                  ACCUMULATED
                                                 ADDITIONAL                          OTHER
                           COMPREHENSIVE  CAPITAL   PAID-    RETAINED     IPO    COMPREHENSIVE
                              INCOME       STOCK   CAPITAL   EARNINGS  EXPENSES  INCOME/(LOSS)    TOTAL

BALANCE, December 31,
  1999                   $             $     76   $ 55,064  $ 23,418  $       -     $ (143)  $ 78,415

  Net income                  11,235          -          -    11,235          -          -     11,235

  Other comprehensive
  income
  - Currency translation
    adjustments                  (84)         -          -         -          -        (84)       (84)
                           ---------
  Comprehensive income     $  11,151
                           =========    -------   --------  --------   --------   --------   --------

BALANCE, December 31,
  2000                     $                 76     55,064    34,653          -       (227)    89,566
  Net income                  11,539          -          -    11,614          -                11,614

  Other comprehensive
  income
  - Currency translation
    adjustments                    -                                                     -
  Issuance of common stock         -        161     96,439                    -                96,600

  Expenses related to the
  issuance of common stock         -          -          -         -     (8,092)         -     (8,092)

  Reinvestment of
  earnings                         -          -      6,830    (6,830)         -          -          -
                           ---------
Comprehensive income       $  11,539
                           =========     ------   --------  --------   --------    -------   --------

BALANCE, June 30,
  2001                                   $  237   $158,333   $39,437    $(8,092)    $ (227)  $189,688

The accompanying notes are an integral part of these consolidated statements.


                               15





                   STELMAR SHIPPING LTD. AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
           FOR THE SIX MONTH PERIODS ENDED JUNE 30,  2000 AND 2001
                  (Expressed in thousands of U.S. Dollars)

                                                        2000         2001
                                                       -------      -------
                                                          (unaudited)
Cash Flows from Operating Activities:

  Net income                                         $   4,447      11,614
  Adjustments to reconcile net income to net cash
  provided by operating activities:
    Depreciation                                         7,531       7,881
    Amortization of deferred dry-docking costs             352         471
    Amortization of other financing costs                   10          13
    Amortization of loan fees                               30          26
  (Increase) Decrease in:
    Accounts receivable                                  1,541      (4,754)
    Inventories                                            164      (1,006)
    Prepayments and other                                 (654)       (262)
  Increase (Decrease) in:
    Accounts payable                                      (479)      1,644
    Accrued liabilities excluding bank loan interest       121       1,137
    Unearned revenue                                       670       2,485
    Accrued interest                                    (2,549)     (1,239)
  Change in non-cash working capital items
    related to operating activities                     (1,186)     (1,995)
                                                     ---------    --------
Net Cash from Operating Activities                      11,184      18,010
                                                     ---------    --------
Cash Flows from (used in) Investing Activities:

  Advances for vessels acquisition-vessels
    under construction                                       -     (25,787)

  Vessel acquisitions and/or improvements                    -    (248,340)
  Capital expenditure for property and equipment           (20)       (126)
  Proceeds from sale of equipment at book value                          -
  Payments for dry-docking                                (633)     (1,493)
                                                     ---------   ---------
Net Cash from (used in) Investing Activities              (653)   (275,746)
                                                     ---------   ---------

Cash Flows from (used in) Financing Activities:
  Proceeds from long-term debt                               -     180,110
  Principal payments of long-term debt                  (8,582)     (8,730)
  Contribution to paid-in capital                            -      88,508
  Payments for loan fees and other financing costs        (126)     (1,246)
                                                     ---------    --------

Net Cash from (used in) Financing Activities            (8,708)    258,642
                                                     ---------    --------

Net increase in cash and cash equivalents                1,823         906
Cash and cash equivalents at beginning of year          14,741      26,464
                                                     ---------     -------
Cash and cash equivalents at end of year             $  16,564      27,370
                                                     =========     =======

The accompanying notes are an integral part of these consolidated statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND JUNE 30, 2001
(Expressed in thousands of U.S. Dollars - except per share data unless otherwise stated)


1.  Basis of Presentation and General Information:

    The accompanying consolidated financial statements include the accounts of Stelmar Shipping Ltd. (the Holding Company) formerly Stelships Inc. and its wholly owned subsidiaries
    (the "Company").

    The Holding Company was formed in January 1997, under the laws of Liberia and became the sole owner of all outstanding shares of Martank Shipping Holdings Ltd. and its subsidiaries and Marship Tankers (Holdings) Ltd. and its subsidiaries.

    In January 1999, the Holding Company became the sole owner of all outstanding shares of Stelmar Tankers (Management) Ltd.
    and Stelmar Tankers (UK) Ltd.

    Following the consummation of the above transaction, the accounts of the Holding Company were restated to reflect the consolidation of all companies for all periods presented following pooling of interest accounting. All of the above mentioned companies share common ownership and management.

    (a) Martank Shipping Holdings Ltd. (the "Martank"): Martank was formed in March 1993, under the laws of the British
         Virgin Islands and is the sole owner of the shares of the following ship owning companies:

                  Country of     Date of          Vessel
Company           Incorporation  Incorporation    Name           Dwt      Lwt
-------           -------------  -------------    ------      ------   ------

Ariel Shipping
Corporation       Liberia        January 1993     Fulmar      39,521    8,137
Colmar Ltd.       Liberia        July 1993        Colmar      39,729    8,421
Nedimar Ltd.      Liberia        October 1993     Nedimar     46,000    9,500
Kliomar Ltd.      Liberia        August 1997      Kliomar     96,088   14,521
Polmar Ltd.       Liberia        October 1997     Polys       68,626   13,453
Cleliamar Ltd.    Liberia        October 1994     Cleliamar   68,626   13,450
                                                             -------   ------
                                                             464,090   84,482
                                                             =======   ======

    (b) Marship Tankers (Holdings) Ltd. (the "Marship"): Marship was formed in August 1993, under the laws of the British
         Virgin Islands and was the sole owner of the shares of

         Primar Shipping Ltd. and Palmar Maritime Ltd. Following the transfer of the ownership to the Holding Company the company has become dormant.

    (c) Stelmar Tankers (Management) Ltd. (the "Manager"): The Manager was formed in September 1992 under the laws of Liberia as Blue Weave Tankers and was renamed to Stelmar Tankers (Management) Ltd. in February 1993. Since then it has an office in Greece, established under the provisions of Law 89 of 1967, as amended and as such is not subject to any income taxes in Greece. The Manager provides the vessels with a wide range of shipping services such as technical support and maintenance, insurance consulting, financial and accounting services, for a fixed monthly fee per vessel, which has been eliminated for consolidation purposes.

    (d) Stelmar Tankers (UK) Ltd.: Stelmar Tankers (UK) Ltd. was formed in June 1992, under the laws of the United Kingdom to provide the Company with sale, purchase and chartering services, in exchange for a commission which is charged in accordance with accepted industry standards. Such commission has been eliminated for consolidation purposes.

    (e)  Ship-owning Companies directly owned by the Holding
         Company: The Holding Company, subsequent to December 31,
         1997, acquired, directly, the share capital of the following ship owning companies:

                  Country of    Date of        Vessel Name or
Company           Incorporation Incorporation  Hull Number       Dwt      Lwt
-------           ------------- -------------  --------------    ---      ---

Keymar Ltd.       Liberia       July 1998      Keymar         95,822   16,342
Takamar Ltd.      Liberia       July 1998      P. Alliance   105,500   17,000
Primar Shipping
  Ltd.            Liberia       May 1993       Primar         39,538    8,120
Palmar Maritime
  Ltd.            Liberia       July 1993      City
                                               University     39,729    8,421
Luxmar Ltd.       Liberia       February 2001  Luxmar         45,999    9,696
Rimar Ltd.        Liberia       February 2001  Rimar          45,999    9,710
Limar Ltd.        Liberia       February 2001  Limar          46,170    9,701
Almar Ltd.        Liberia       February 2001  Almar          46,162    9,710
Jamar Ltd.        Liberia       February 2001  Jamar          46,100   14,868
Camar Ltd.        Liberia       February 2001  Camar          46,100   10,730
Promar Ltd.       Liberia       February 2001  Promar         39,989    8,300
Ermar Ltd.        Liberia       February 2001  Ermar          40,000    8,653
Allenmar Ltd.     Liberia       February 2001  Allenmar       41,570   11,222
Capemar Ltd.      Liberia       February 2001  Capemar        37,615    8,338
Petromar Ltd.     Liberia       May 2001       Petromar       35,000    8,536
Pearlmar Ltd.     Liberia       July 2000      Hull No. 5210       -        -
Jademar Ltd.      Liberia       July 2000      Hull No. 5211       -        -
Rubymar Ltd.      Liberia       July 2000      Hull No. 5212       -        -
Rosemar Ltd.      Liberia       July 2000      Hull No. 5213       -        -
                                                             -------  -------
                                                             751,293   49,883
                                                             =======   ======

    The Company is engaged in the ocean transportation of petroleum cargoes world wide through the ownership and operation of the tanker vessels mentioned above. Nine of the above vessels are flying the Cyprus flag and the rest the Panamanian flag.

2.  Significant Accounting Policies:

    (a) Principles of Consolidation: The accompanying unaudited interim consolidated financial statements have been prepared in accordance with the United States generally accepted accounting principles and include for the reporting periods the accounts of the Holding Company and its wholly-owned subsidiaries referred to in Note 1 above. Certain information and footnote disclosures required by generally accepted accounting principles for complete annual financial statements have been omitted and, therefore, it is suggested that these financial statements be read in conjunction with the Company's audited financial statements for the year ended December 31, 2000. In the opinion of the management, these financial statements reflect all adjustments (consisting only of normal recurring accruals), necessary to present fairly, in all material respects, the Company's consolidated financial position, results of operations and cash flows for the interim periods presented. The results of operations for the three-month and six-month periods ended June 30, 2001 are not necessarily indicative of those for a full fiscal year.

    (b) Use of Estimates: The preparation of consolidated financial statements in conformity with the United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    (c) Vessels Cost: Vessels are stated at cost, which consists of the contract price and any material expenses incurred upon acquisition (initial repairs, improvements and delivery expenses) and interest and supervision costs incurred during the construction periods. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels, otherwise are charged to expenses as incurred.

         (Depreciation is computed using the straight-line method over the estimated useful life of the vessels (twenty-five years), after considering the estimated residual value ($0.210 per LWT ton).

    (d) Earnings per Share: Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted income per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised. There were 323,500 dilative securities outstanding during the years presented.

    (e) Interest Rate Swap Agreements: The Company enters into interest rate swap agreements to partially hedge the exposure of interest rate fluctuations associated with its borrowings. Such swap agreements are recorded at fair market value.

         The off-balance sheet risk in outstanding swap agreements involves both the risk of a counterpart not performing under the terms of the contract and the risk associated with changes in market value. The Company monitors its positions, the credit ratings of counter parties and the level of contracts it enters into with any one party. The counter parties to these contracts are major financial institutions. The Company has a policy of entering into contracts with parties that meet stringent qualifications and, given the high level of credit quality of its derivative counter parties, the Company does not believe it is necessary to obtain collateral arrangements.

3.  Advances for Vessel Acquisition / Under Construction:

    During July 2000, the Company entered into an agreement with Daewoo Shipbuilding of Korea (ex Daewoo Heavy Industries) for the construction of four Panamax tankers with expected deliveries in January, March, May and July 2002. The total construction cost of the new-buildings will amount to $128,800 of which 70% will be financed from the proceeds of long-term bank loans. In this respect the Company arranged three long-term bank loans of $22,500 $45,000 and $22,533, each. The shipbuilding contract provides for stage payments of 20% in advance (which was paid in February 2001 $25,870), 10% on keel laying, 10% on launching (which are expected to be paid during the second semester of 2001) and 60% at delivery.

    The loans mentioned above will be drawn-down in trances so as to coincide with the scheduled payments to the shipyard and will mature ten years from the last draw down. The loan of $22,500 will be repayable in forty quarterly installments of $375 plus a balloon payment of $7,500 payable together with the last installment, the loan of $45,000 will be repayable in twenty semiannual installments of $1,550 plus a balloon payment of $14,000 payable together with the last installment and the loan of $22,533 will be repayable in twenty semiannual installments of $626.65 plus a balloon payment of $10,000 payable together with the last installment. The loans will bear interest at LIBOR plus a spread and will be secured as follows:

    Pre-delivery:

    -    Assignment of the shipbuilding contracts

    - Assignment of the refund guarantee to be issued by the Import Export Bank of Korea

    -    Corporate guarantees

    Post-delivery:

    -    First priority mortgages over the vessels

    - Assignments of earnings and insurance of the mortgaged vessels

    -    Corporate guarantees.

    The loan agreements among others include covenants requiring the borrowers to obtain the lender's prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay dividends (as defined in the related agreements), pay stockholders' loans, sell vessels and assets and change the beneficial ownership or management of the vessels. Also, the covenants require the borrowers to maintain a minimum hull value in connection with the vessels outstanding loans, insurance coverage of the vessels against all customary risks and maintenance of operating bank accounts with minimum balances.

4.  Long-term Debt

    Long-term debt at December 31, 2000 and June 30, 2001 is analyzed as follows:

                Borrowers                        2000     2001
                ---------                        ----     ----

    (a)  Ariel Shipping Corporation             9,600    9,000
    (b)  Colmar Ltd.                            7,600    7,000
    (c)  Primar Shipping Ltd. and Palmar
         Maritime Ltd.                         23,555   22,166
    (d)  Nedimar Ltd.                          18,200   17,600
    (e)  Luxmar Ltd., Limar Ltd., Camar Ltd.,
         Jamar Ltd. and Ermar Ltd.                  -   73,000
    (f)  Rimar Ltd., Almar Ltd., Allenmar Ltd.,
         Capemar Ltd. and Promar Ltd.               -   72,000
    (g)  Petromar Ltd.                              -   20,000
    (h)  Kliomar Ltd.                          22,463   21,206
    (i)  Polmar Ltd.                           22,325   21,400
    (j)  Cleliamar Ltd.                        22,325   21,400
    (k)  Keymar Ltd.                           17,583   16,868
    (l)  Takamar Ltd.                          27,516   26,547
    (m)  Jacamar Ltd.                          29,625   28,875
    (n)  Rosemar Ltd.                               -    1,610
    (o)  Rubymar Ltd.                               -    4,500
    (p)  Jademar Ltd.                               -    4,500
    (q)  Pearlmar Ltd.                              -    4,500
                                             -------- --------
         Total                                200,792  372,172
         Less- current portion                (17,710) (36,705)
                                             -------- --------
         Long-term portion                    183,082  335,467
                                             ======== ========

    (a) Loan: Balance of U.S. Dollar bank loan (original amount $16,000) obtained in June 1995 to refinance a previous loan with the same bank. The balance at June 30, 2001 is repayable in three equal semi-annual installments through December 2002 and a balloon payment of $7,200 payable in June 2003. The interest rate is based upon LIBOR plus a spread. The interest rate, including the spread, at December 31, 2000 and June 30, 2001 was 6.96% and 4.5% respectively.

    (b) Loan: Balance of U.S. Dollar bank loan (original amount $14,000) obtained in June 1995 to refinance a previous loan with the same bank. The balance at June 30, 2001 is repayable in three equal semi-annual installments through December 2002 and a balloon payment of $5,200 payable in June 2003. The interest rate is based upon LIBOR plus a spread. The interest rate, including the spread, at December 31, 2000 and June 30,2001 was 6.96% and 4.5 respectively.

    (c) Loan: Balance of U.S. Dollar bank loan (original amount $31,500) obtained in September 1995 to refinance a previous loan with the same bank. Following the assumption of the unpaid balance of $3,080 of the loan of a sold vessel, subsequent to December 31, 2000, the loan was refinanced and the balance at June 30, 2001 is repayable in seventeen equal quarterly installments through September 2005 and a balloon payment of $10,351 payable together with the last installment. The interest rate is based upon LIBOR plus a spread. The interest rate, including the spread, at December 31, 2000 and June 30, 2001 was 7.75% and 4.71% respectively.

    (d) Loan: Balance of U.S. Dollar bank loan (original amount $24,000) obtained in December 1995 to refinance a previous loan with the same bank. The balance at June 30, 2001 is repayable in four equal semi-annual installments through June 2003 and a balloon payment of $15,200 payable in December 2003. The interest rate is based upon LIBOR plus a spread. The interest rate, including the spread, at December 31, 2000 and June 30, 2001 was 6.96% and 4.56% respectively

    (e) Loan: U.S. Dollar bank loan, drawn down in various trances through June 2001, obtained to partially finance the acquisition costs of M/T Luxmar, M/T Limar, M/T Camar, M/T Jamar and M/T Ermar. The loan is repayable in sixteen equal semi-annual installments through June 2009. The interest rate is based upon LIBOR plus a spread. The interest rate, including spread, at June 30, 2001 was 5.19%.

    (f) Loan: U.S. Dollar bank loan, drawn down in various trances through June 2001, obtained to partially finance the acquisition costs of M/T Rimar, M/T Almar, M/T Allenmar, M/T Capemar and M/T Promar. The loan is repayable in twenty-eight variable quarterly installments through June 2008 and a balloon payment of $23,000,000 payable together with the last installment. The interest rate is based upon LIBOR plus a spread. The interest rate, including spread, at June 30, 2001 was 4.9%.

    (g) Loan: U.S. Dollar bank loan obtained in June 2001 to partially finance the acquisition cost of M/T Petromar. The loan is repayable in twenty equal semi-annual installments through June 2010 and a balloon payment of $8,800 payable together with the last installment. The interest rate is based upon LIBOR plus a spread. The interest rate, including spread, at June 30, 2001 was 5.02%.

    (h) Loan: Balance of U.S. Dollar bank loan (original amount $30,000) obtained in October 1997 to partially finance the acquisition cost of M/T Kliomar. The balance at June 30, 2001 is repayable in nine equal semi-annual installments through October 2005 and a balloon payment of $9,900 payable together with the last installment. The interest rate is based upon LIBOR plus a spread. The interest rates, including the spread, at December 31, 2000 and June 30, 2001 were 7.48% and 5.23%, respectively.

    (i) Loan: Balance of U.S. Dollar bank loan (original amount $25,500) obtained in December 1997 to partially finance the acquisition cost of M/T Polys. The balance at June 30, 2001 is repayable in fourteen equal semi-annual installments through January 2008 and a balloon payment of $8,450 payable together with the last installment. The interest rate is based upon LIBOR plus a spread. The interest rates, including the spread, at December 31, 2000 and June 30, 2001 were 7.60% and 6.66%, respectively.

    (j) Loan: Balance of U.S. Dollar bank loan (original amount $25,500) obtained in January 1998 to partially finance the acquisition cost of M/T Cleliamar. The balance at June 30, 2001 is repayable in fourteen equal semi-annual installments through January 2008 and a balloon payment of $8,450 payable together with the last installment. The interest rate is based upon LIBOR plus a spread. The interest rates, including the spread, at December 31, 2000 and June 30, 2001 were 7.52% and 6.6%, respectively.

    (k) Loan: Balance of U.S. Dollar bank loan (original amount $20,800) obtained in September 1998 to partially finance the acquisition cost of M/T Keymar. The balance at June 30, 2001 is repayable in twenty-nine equal quarterly installments through September 2008 and a balloon payment of $6,500 payable together with the last installment. The interest rate is based upon LIBOR plus a spread. The interest rate, including the spread, at December 31, 2000 and June 30, 2001 was 7.33% and 5.89
         respectively.

    (l) Loan: Balance of U.S. Dollar bank loan (original amount $31,875) obtained in September 1998 to partially finance the acquisition cost of M/T P. Alliance. The balance at June 30, 2001 is repayable in twenty-nine equal quarterly installments through September 2008 and a balloon payment of $12,500 payable together with the last installment. The interest rate is based upon LIBOR plus a spread. The interest rates, including the spread, at December 31, 2000 and March 31,2000 were 7.33% and 6.96%, respectively.

    (m) Loan: Balance of U.S. Dollar bank loan (original amount $31,875) obtained in February 1999 to partially finance the acquisition cost of M/T Jacamar. The balance at June 30, 2001 is repayable in twenty equal semi-annual installments from December 2001 through February 2011 and a balloon payment of $8,875 payable together with the last installment. The interest rate is based upon LIBOR plus a spread. The interest rates, including the spread, at December 2000 and June 30, 2001 were 7.55% and 6.2%, respectively.

    (n) Bridge financing to partially finance the advance payment (20%) see note 3. The loan will be paid through the proceeds of the loan that will be obtained upon delivery of the vessel. The interest rate is based upon LIBOR plus a spread and is fixed at 7.15% p.a.

    (o) Bridge financing to partially finance the advance payment (20%) see note 3. The loan will be paid through the proceeds of the loan that will be obtained upon delivery of the vessel. The interest rate is based upon LIBOR plus a spread and is fixed at 7.2% p.a.

    (p) Bridge financing to partially finance the advance payment (20%) see note 3. The loan will be paid through the proceeds of the loan that will be obtained upon delivery of the vessel. The interest rate is based upon LIBOR plus a spread 1.25%.

    The loans are secured as follows:

    - First, second, third and fourth priority mortgages over the Colmar;

    - First, second and third priority mortgages over the Kliomar;

    - First and second priority mortgages over the Polys, Cleliamar, Primar and City University;

    - First priority mortgage over the Fulmar, Nedimar, Keymar, P. Alliance, Jacamar, Luxmar, Limar, Camar,
         Jamar, Ermar, Rimar, Almar, Allenmar, Capemar, Promar and Petromar;

    - Assignments of earnings and insurance of the mortgaged vessels;

    -    Pledge of shares of the borrowers; and

    -    Corporate guarantees.

    The loan agreements among others include covenants requiring the borrowers to obtain the lender's prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay dividends (as defined in the related agreements), pay stockholders' loans, sell vessels and assets and change the beneficial ownership or management of the vessels. Also, the covenants require the borrowers to maintain a minimum hull value in connection with the vessels' outstanding loans, insurance coverage of the vessels against all customary risks and maintenance of operating bank accounts with minimum balances. In relation with the covenant regarding dividends payments, $10,617 of retained earnings at December 31, 2000, cannot be distributed without the prior consent of the lending bank.

5.  Capital Stock:

    Capital stock is analyzed as follows:

                        Common   Thousands  Preferred  Thousands   Paid In
                         Stock   of Shares    Stock    of Shares   Capital
                        ------   ---------  ---------  ---------   -------

Authorized                361      18,050     400     20,000            -

Issued and Outstanding

Balance December 31,
1999 and 2000              76    3,824.75       -          -       55,064

New investors             161       8,050       -          -        96439

Reinvestment of earnings    -           -       -          -        6,830

Balance June 30, 2001     237   11,874.75       -          -      158,333

    As of March 31, 2001, 323,500 shares of common stock had been reserved for issuance upon exercise of the options granted to the Company's officers, key employees and directors under the 2001 Stock Option Plan of the Company. The exercise price of each option equals $12.3. Under the terms of the Plan, no options can be exercised until at least two years from the closing of the offering (March 6, 2001). Any shares received on exercise of the options may not be sold until three years from March 6, 2001. The plan expires in 10 years from March 6, 2001.

6.  Earnings per Common Share

    The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the periods. The computation of diluted earnings per share assumes the foregoing and the exercise of all dilative stock options using the treasury method.

7.  Contingencies:

    Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. Currently, management is not aware of any such contingent liabilities, which should be disclosed or for which a provision should be established in the accompanying consolidated financial statements.

    The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed or for which a provision should be established in the accompanying consolidated financial statements minimum of up to $1 billion of the liabilities associated with the individual vessels actions, mainly for sea pollution, is covered by the Protection and indemnity (P&I) Club insurance.

8.  Interest Rate Agreements:

    On October 10, 1999, the Company concluded an interest rate cap agreement for a period of five years (through October 10, 2005) for an amount of $15,000. Under this agreement, the Company is covered for interest rate up to LIBOR of 7%. For this coverage the Company collected in 1999 an amount of $347, which is included in other, net in the accompanying 1999 consolidated financial statements. Since then as LIBOR has not exceeded 7% there was no charge for the Company with respect to this interest rate cap agreement.

    On October 26, November 30, and December 20, 2000 the Company concluded three interest rate swap agreements (the first two with effective date December 11, 2000 and the third with effective date March 12, 2001) for a period of five years (through December 12, 2005) for an amount of $14,000, $10,000 and $31,500, respectively. Under these agreements, the Company is covered for interest rate up to 6.50%, 6.45% and 5.88%, respectively.

9.  Income Taxes:

    Liberia, Greece, Panama and Cyprus do not impose taxes on international shipping income. Under the laws of Liberia, Greece, Panama and Cyprus, the countries of the companies' incorporation and vessels' registration, the companies are subject to registration and tonnage taxes which have been included in vessel operating expenses in the accompanying consolidated statements of income.

    Stelmar Tankers (UK) Ltd. is subject to income tax in accordance with the tax laws of the United Kingdom.

    Pursuant to the Internal Revenue Code of the United States (the "Code"), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the company operating the ships meets certain requirements.
    Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country which grants an equivalent exemption from income taxes to U.S. citizens and U.S. corporations and must be more that 50% owned by individuals who are residents, as defined, in such country or another foreign country that grants an equivalent exemption to U.S. citizens and U.S. corporations. The management of the Company believes that by virtue of the above provisions, it was not subject to tax on its U.S. source income, although sections of the Code are not clear in all respects.

10. Financial Instruments:

    The principal financial assets of the Company consist of cash on hand and at banks and accounts receivable due from charterers. The principal financial liabilities of the Company consist of long-term bank loans and accounts payable due to suppliers.

    (a) Interest rate risk: The Company's interest rates and long-term loans repayment terms are described in Note 5 and 8.

    (b) Credit risk: The credit risk is minimized since accounts receivable from charterers are presented net of relevant provision for uncollectable amounts, whenever required.

    (c) Fair value: The carrying amounts reflected in the accompanying consolidated balance sheets of financial assets and liabilities approximate their respective fair values due to the short maturities of these instruments. The fair values of long-term bank loans approximate the recorded values, generally due to their variable interest rates. The fair value of the swap agreements discussed in Note 8 equates to the amount that would be paid by the Company to cancel the swap. Accordingly the fair market values of the swap agreements mentioned above, at December 31, 2000 and June 30, 2001, were $561 and $1,658 respectively.

                           SIGNATURES

         Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                      STELMAR SHIPPING LTD.
                          (registrant)




Dated:  September 28, 2001            By:  /s/Peter Goodfellow
                                           ___________________
                                           Peter Goodfellow
                                           Chief Executive
                                             Officer

































                               33
02509004.AB0